YUKON-NEVADA GOLD CORP. SHOWS CONTINUED IMPROVEMENT IN
SECOND QUARTER RESULTS

Vancouver, BC – August 17, 2010 – Yukon-Nevada Gold Corp. (the "Company") (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) today announced the financial and operating results for the second quarter ended June 30, 2010. This information should be read in conjunction with the Company's annual financial statements, notes to the financial statements and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended June 30, 2010 include:

  The Jerritt Canyon Mine produced 18,441 ounces from stockpiles and mining operations in the three months ended June 30, 2010, the highest production amount achieved in a quarter since the third quarter of 2008. The Company achieved these results despite having one tertiary cone crusher out of commission as well as having the facility shutdown for a two week period as noted below.

  The Company had a loss of $4.9 million in the second quarter of 2010 compared to $7.7 million in the second quarter of 2009. This is the lowest quarterly loss since operations closed in the third quarter of 2008, despite the lengthy maintenance shutdown in the month of May.

  In May the Company shutdown the mill at Jerritt Canyon in order to carry out a significant overhaul of key mill components both for compliance with the Consent Decree and for critical maintenance that had been identified subsequent to restart in 2009. During the shutdown, major projects included the replacement of one quench tank completely, upgrade work on the roaster control system, and thickener tank refurbishment. Due to the high overtime and contractor costs incurred to complete the work and the downtime related to the shutdown and ramp-up periods, the results for the period continue to reflect a loss from operations.

  Small Mine Developers (“SMD”) delivered 11,121 ounces to the mill from the Smith mine during that same period, as the mining operations steadily improved into the second quarter. With additional pending permitting, this production amount is expected to increase in the third and fourth quarters of 2010.

  Stack tests conducted at Jerritt Canyon continued to improve with the June results showing mercury emissions at 6% of the levels permitted under the consent decree. The Company expects these results to continue to improve as the ultimate discharge limits have not yet been realized.

  In May of 2010, the Company raised $9.2 million to further exploration at the Ketza River and Silver Valley properties. A total of 53 drill holes totaling 7,675 metres were completed by the Company and management is reviewing the related assays to determine the results of these drills and develop follow up drill programs.

  On July 13, 2010 Sprott Asset Management LP, for and on behalf of certain managed accounts, funds and other purchasers, agreed to purchase $25.0 million principal amount in senior secured notes (the "Notes"). The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes.

During the first half of 2010 the Company has focused on improving the milling facilities and securing additional ore for the mill, while continuing to meet the commitments that were made under the Consent Decree. For the remainder of 2010, the Company will continue to find new sources of ore for Jerritt Canyon, recommence exploration activity, and prepare for the reopening of the SSX mine. The Company recently recommenced surface and underground exploration at Jerritt Canyon, emphasizing near mine areas, and expects to advance additional drill programs late the third quarter. With the proceeds of the loan facility, capital necessary to commence mining the SSX will be acquired that should enable that mine to be reopened.

In the Yukon, the Company has begun geophysical and soil survey work in July and August along with a small 12 drill hole program near the proposed Penguin pit, along with geotechnical drilling needed to develop the mine plan and for the Yukon Environmental and Socio-economic Assessment (“YESA”) application. Further work will be completed and planned once the results of the 2010 assays are obtained and compiled.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SED-AR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.